Mail Stop 3561


									November 18, 2005




Mr. William D. Harvey
Chairman and Chief Executive Officer
Alliant Energy Corporation
4902 N. Biltmore Lane
Madison, Wisconsin 53718


		RE:	Alliant Energy Corporation
			Form 10-K for Fiscal Year Ended December, 2005 Form 10-Q for Fiscal Quarter Ended September 30, 2005
			Filed March 4, 2005 and November 8, 2005
			File No.  1-9894

Dear Mr. Harvey:

		We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your disclosures in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please
be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

		Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2004

Notes to Consolidated Financial Statements, page 62

Note 1(c) Regulatory Assets and Liabilities, page 63

1. You disclose regulatory assets not earning a return. We presume such assets are included in rates but with no return. If otherwise, please supplementally explain. If so, please disclose the weighted average remaining life of regulatory assets not earning a return. You may also want to clarify whether regulatory assets not requiring the outlay of cash are included in your numerical disclosure of non-earning regulatory assets. Finally, tell us whether regulatory liabilities, that provide a source of interest free funds, reduce rate base. If so, we believe you should clarify such in future filings since such information is useful in analyzing the rate environment of the entity.

2. Please explain to us the nature of the ARO regulatory asset. Given the existence of the "cost of removal obligation" regulatory liability, tell us why you have a regulatory asset associated with your legal obligation and a liability for non-legal removal obligations. In short, how did you associate the portion of amounts collected for legal and non-legal removal with the associated legal and non-legal obligation. In this regard, show us your computation of the legal liability for IPL, WPL and WPC and the entries you made to adopt SFAS no. 143 and record the regulatory liability associated with asset closure. Show us how you determined the amount you were collecting in rates associated with each plant or type of plant. We presume there was no income statement impact of the adoption of Statement no. 143 for IPL and WPL but WPC was the sole reason for Alliant`s 2001 cumulative effect charge. If otherwise, please explain. Please be detailed in your explanation reconciling financial statement balances and related disclosures when practicable.

Note 3.  Leases, page 68

3. Please provide us with your analysis you performed in applying FIN46R in fiscal year 2004 with respect to your various synthetic leases and tell us in detail why they did not meet the consolidation requirements of FIN46(R). Please ensure we understand whether you believe the synthetic leases are scoped out of FIN46R, and if so, why, and if not, how you considered the guarantees and/or other forms of subordinated financial support you provide to theses entities in your FIN46R analysis.

4. We note that you are unable to obtain information in order to assess whether the counterparties on the Riverside plant tolling and
RockGen plant purchased-power agreements are variable interest entities and the identity of the primary beneficiary. Please tell us whether you have any ownership interest either directly or indirectly, in either plant. If so, advise how the counterparties are able to keep such information away from your preview. If you are non-stakeholder in either plant with only an interest to convert or purchase power, please advise how long you expect to utilize the information exception in FIN46R and whether any attempt to modify the contract to allow you information to determine possible consolidation has occurred. We may have further comment.

Note 8, Debt (b) Long-Term Debt, page 77

5. All significant features of each issue of your long term debt should be disclosed. This includes call prices and dates, sinking fund requirements or any significant covenant that could affect your liquidity in the event such covenant was violated. Please tell us such terms and note for future filings.

6. We have reviewed your responses to a staff comment letter in a memorandum dated June 5, 2003 relating to your Exchangeable Senior Notes due 2030. Please help us understand why the effective interest rate was high relative to Resource` credit status at the issuance date and the maturity and standing of the Notes. We note that the embedded derivative was valued based on Black Scholes. Please advise why Black Scholes would be the most accurate model to estimate fair
value of the derivative. In this regard, tell us how your bankers determined the pricing of the Notes and whether any other pricing models were used to determine the fair value of the imbedded call option. If so, tell us how such results compared to those produced subsequently by Black Scholes.  Tell us the effective interest rate
relating to the amount of interest income reported to the holders of
the Notes for income tax purposes.   Lastly, tell us how, and the
related amounts, of the fluctuations in the fair value of the derivative liability were recognized in the income statement from adoption of SFAS no. 133 to the present.

7. With regard to the preceding comment, please explain to us in detail the current standing of the IRS position involving the capitalization of interest on such notes. Please ensure we understand the tax consequences of such capitalization. Our limited understanding is that if the IRS`s position is sustained, you will have a capital loss upon retirement as opposed to a current interest
deduction.   If this is correct then, at a minimum, quantification
of
your potential increased cash tax-related costs in your liquidity section should be presented to the extent material to your tax payments.



Item 15. Exhibits, Financial Statement Schedules, page 131

8. Please consider including in your future filings, the computation of the ratio of earnings to fixed charges and preferred dividend requirements. Although technically required in a registration statement, the staff believes such information may be useful to an existing debt or preferred shareholder. Refer to Items 601(b)(12) and 503(d) of Regulation S-K.

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

		In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.


		If you have any questions regarding these comments, please direct them to Anthony Watson, Staff Accountant, at (202) 551-3318 or, in his absence, to me at (202) 551-3849.

								Sincerely,



								Jim Allegretto
								Senior Assistant Chief
Accountant
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Mr. William D. Harvey
Alliant Energy Corporation
November 18, 2005
Page 5